# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 865 Merrick Avenue, Suite 200 S, Westbury, New York (NY), 11590
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-030649
Filed by CIK 0002081264

## Reporting persons
- OCM XAN Holdings PT, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 865 Merrick Avenue, Suite 200 S, Westbury, NY, 11590

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is filed jointly by each of the following persons (collectively, the "Reporting Persons"):

(1) OCM XAN Holdings PT, LLC ("OCM XAN Holdings"), Delaware limited partnership;
(2) Oaktree Capital Holdings, LLC ("OCH"), in its capacity as the indirect manager of OCM Xan Holdings; and
(3) Oaktree Capital Group Holdings GP, LLC ("OCGH"), a Delaware limited liability company, in its capacity as the indirect owner of the class B units of OCH.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OCM XAN Holdings PT, LLC: /s/ Henry Orren, Henry Orren/Authorized Signatory (01/21/2026)
- Oaktree Capital Holdings, LLC: /s/ Brian Price, Brian Price/Authorized Signatory (01/21/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Brian Price, Brian Price/Authorized Signatory (01/21/2026)